UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 21, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Alphatec Holdings, Inc.

File No. 0-52024- C#34226

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Alphatec Holdings, Inc. submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form8-K filed March 19, 2014 and Forms 10-Q filed November 12, 3013 and November 3, 2015.

Based on representations by Alphatec Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.3	8-K	March 19, 2014	through August 30, 2017
10.1	10-Q	November 12, 2013	through August 30, 2017
10.1	10-Q	November 3, 2015	through August 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary